EXHIBIT 4(d)

Form of ROP Rider

Transamerica Financial Life Insurance Company

Home Office: 440 Mamaroneck Avenue, Harrison, NY 10528

RETURN OF PREMIUM DEATH BENEFIT RIDER

Rider Date: May 16, 2011

This Rider has been made part of your Contract. This Rider adds a cost provision and amends the coverage provision of the Death Benefit section of your Contract. This Rider is issued in consideration of the Contract Owner’s agreement to the changes described below:

Cost

For the Death Benefit described below, there will be an additional annual charge of 0.20% (0.05% of the Accumulated Value to be assessed at the beginning of each quarter based on the Contract Anniversary Date).

Death Benefit

The Death Benefit payable will be the greater of:

1)	The Accumulated Value of the Contract; or

2)	The sum of all Premium Payments, less any Adjusted Partial Withdrawals and Premium Taxes, if any.

Adjusted Partial Withdrawal - The Adjusted Partial Withdrawal is equal to the Partial Withdrawal amount multiplied by an Adjustment Factor. The Adjustment Factor is equal to the amount of the Death Benefit prior to the Partial Withdrawal divided by the Accumulated Value prior to the Partial Withdrawal.

Termination

This rider will terminate on the date you notify us in writing of your intention to terminate this rider or upon termination of the contract.

This Rider is subject to all of the terms and conditions of the Contract not inconsistent herewith.

Signed for the Company at the Home Office.

Craig D. Vermie	Peter G. Kunkel
Secretary	President

VVA RP 0811 (NY)